GLOBAL corporate compliance

06010393

January 10, 2006

SUPPL

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 19 2006
WASH, D.C.
185

Attention: Office of International Corporate Finance

Dear Sirs: Gold Resources Ltd

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Notice Dated December 9, 2005

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

dlw 1/23

File # 82-4931

Notice of Change in Corporate Structure
Q-Gold Resources Ltd.

Parties to the transaction:

Q-Gold Resources Ltd formerly Solana Petroleum Corp. (the "Company") and Hexagon Gold (Ontario) Ltd. ("Hexagon") were parties to the transaction whereby the Company completed a Reverse Take-Over ("RTO") of Hexagon.

Description of the transaction:

As a result of the RTO the company issued 5,000,000 common shares to Hexagon and acquired all of Hexagon's Mineral Rights in Northwestern Ontario.

Effective date of the transaction:

September 28, 2005

Names of the each party, if any, that ceased to be a reporting issuer subsequent to the transaction:

Not applicable, as Hexagon was not a publicly traded company.

Date of the reporting issuer's first financial year-end subsequent to the transaction:

December 31

Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer's first financial year subsequent to the transaction:

December 31 (year end), March 31, June 30 and September 30. The Company's year end has not changed as a result of this transaction.

DATED: December 8, 2005

GLOBAL corporate compliance

January 10, 2006

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Perfect Fry Corporation
File No. 82-1609

Please accept for filing the following documents that include information required to be made public:

1. News Release dated December 23, 2006

Yours truly,

GLOBAL CORPORATE COMPLIANCE

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403 216 8450 Fax: 403 216 8459 web: www.globalcci.com email: info@globalcci.com

File # 82-1609

NEWS RELEASE

PERFECT FRY CORPORATION ANNOUNCES NORMAL COURSE ISSUER BID

Calgary, AB December 23, 2005 – The Board of Directors of Perfect Fry Corporation has filed a Notice of Intention to make a Normal Course Issuer Bid, commencing January 1, 2006 and expiring December 31, 2006. In the notice, the Corporation states its intention to purchase for cancellation up to a maximum of 473,458 common shares, representing 5% of all common shares issued and outstanding. As of December 28, 2005 there were 9,469,156 common shares issued and outstanding.

This program is designed to allow the Corporation to purchase common shares in the normal course, when the Corporation estimates that the common shares are undervalued by the Market.

These purchases are to be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids. The price that the Corporation will pay for any common shares will be the market price at the time of acquisition to maximum market price of $0.50 per share. Purchases may commence on January 3, 2006 and will terminate no later than December 31, 2006.

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art, counter-top deep fryers, accessories and other peripherals. Markets are now world-wide, encompassing and targeting that part of the fast-food retail industry that specializes in popular, tasty deep-fried foods at snack bars, food kiosks, sports and recreation outlets, concession stands and convenience stores.

For further information please contact:

Gary Calderwood
CEO & President
Phone: (403)255-7712
E-Mail: invest@perfectfry.com
Web:www.perfectfry.com